[redacted]

SEC 11023645 ISSION

SEC Mail Processing Section

NOV 30 2011

Washington, DC
125

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SEC FILE NUMBER
8- 28600

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2010 (MM/DD/YY) AND ENDING 9/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue

(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Searle (203) 869-4800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP

(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., as of September 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEARLE & CO.

TABLE OF CONTENTS

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Searle & Co.
Greenwich, CT

We have audited the statement of financial condition of Searle & Co. (the "Company") as of September 30, 2011 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Searle & Co. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, NY
November 28, 2011

SEARLE & CO.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 203,433
Marketable securities at fair value	550,642
Receivable from clearing brokers	358,017
Accounts receivable	20,244
Other assets	695
Total current assets	1,133,031
PROPERTY AND EQUIPMENT - net	16,152
TOTAL ASSETS	$ 1,149,183

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 83,291
Deferred revenue	41,477
Total liabilities	124,768
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 2,700 shares authorized and issued, 900 shares outstanding	2,700
Additional paid in capital	45,526
Treasury stock, 1,800 shares at cost	(73,333)
Retained earnings	1,049,522
Total stockholder's equity	1,024,415
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,149,183

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2011

REVENUE	
Brokerage commissions	$ 781,614
Principal transactions	2,464,555
Revenue from clearing broker	343,516
Escrow and management income	560,254
Dividend and interest income	16,478
Realized loss on sale of investment securities	(21,437)
Unrealized gain on investment securities	51,305
Total Revenue	4,196,285
EXPENSES	
Employee compensation and related benefits	1,205,405
Clearance and commissions	2,451,122
Escrow fees	64,528
Communications	27,241
Occupancy and equipment	123,797
Promotion	12,044
Professional fees	96,488
Regulatory	26,813
Office and other	119,253
Total expenses	4,126,691
INCOME BEFORE INCOME TAXES	69,594
PROVISION FOR INCOME TAXES	311
NET INCOME	$ 69,283

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	69,283
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,282
Unrealized gain on securities		(51,305)
Realized loss on sale of securities		21,437
Changes in assets and liabilities:		
Receivable from clearing broker		216,137
Accounts receivable		9,585
Accounts payable and accrued expenses		(90,873)
Deferred revenue		(71,985)
NET CASH PROVIDED BY OPERATING ACTIVITIES		114,561
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of marketable securities		(275,470)
Proceeds from sales and maturities of marketable securities		127,180
NET CASH USED IN INVESTING ACTIVITIES		(158,725)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(44,164)
CASH AT BEGINNING OF YEAR		247,597
CASH AT END OF YEAR	$	203,433

See accompanying notes to financial statements.

SEARLE & CO.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2011

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
BALANCE - October 1, 2010	$ 2,700	$ 45,526	$ (73,333)	$ 980,239	$ 955,132
Net Income	-	-	-	69,283	69,283
BALANCE - September 30, 2011	$ 2,700	$ 45,526	$ (73,333)	$ 1,049,522	$ 1,024,415

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Searle & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities dealers, Inc. The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Marketable securities are valued at fair value. The resulting difference between cost and fair value is recorded as unrealized gain or loss in the case of firm investment securities and principal transaction income or loss in the case of firm trading securities. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses on firm investment securities.

The Company utilizes fair value measurements to determine the value of its investments. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical securities.
- Level 2 –other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company values its investment in corporate stocks using Level 1 criteria and its investments in Obligations of U.S. Government and Corporate bonds, debentures and notes using level 2 criteria.

Revenue Recognition

Commission income and expenses on customers' securities transactions are recorded on a trade-date basis. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Placement fee income is recorded when earned in accordance with the terms of the placement transaction. Placement fee expense is recorded concurrently with the placement fee income.

Escrow fee income and related expenses are recorded when services rendered giving rise to such income have been completed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)
Certain revenues received from clearing broker related to the transition from another clearing relationship are being recognized over the expected life of the new contract.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over the estimated useful life and amortization of leasehold improvements over the lease term.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all cash held at banks and short-term liquid investments, with original maturities of less than three months, to be cash and cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. MARKETABLE SECURITIES

Marketable securities consist of investment securities at fair value as follows:

Corporate stocks	Level 1	$ 254,482
Money market fund	Level 1	93,954
Corporate bonds, debentures and notes	Level 2	202,206
Total		$ 550,642

4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at cost, less accumulated depreciation:

Computer equipment	$ 203,489
Office equipment	49,246
Leasehold improvements	24,701
Computer software	121,353
	398,789
Less: accumulated depreciation and amortization	382,637
Net book value	$ 16,152

Depreciation and amortization expense for the year ended September 30, 2011 was $12,282.

5. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

6. NET CAPITAL REQUIREMENTS

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital of $100,000 or, if larger, one fifteenth of aggregate indebtedness as well as a minimum ratio of aggregate indebtedness to net capital of 15 to 1, both as defined. At September 30, 2011, the Company's net capital exceeded such capital requirement by $826,235 and the ratio of aggregate indebtedness to net capital is .13 to 1.

7. INCOME TAXES

The income tax expense for the year ending September 30, 2011 consists of federal income tax. The Company utilized prior and current year capital losses to offset approximately $12,000 of expected income tax on unrealized securities gains.

8. LEASE COMMITMENTS

The Company leases office space at its two locations. The Connecticut operating lease expired on July 31, 2011, is in the process of being renewed and is currently on a month to month basis. The Company and landlord have the right to mutually extend the Connecticut office lease on an annual basis. The Company signed a new lease for an office in Pennsylvania for 3 years expiring April 31, 2013.

Future aggregate annual minimum rental payments expected under both leases as of September 30, 2011 are as follows:

2012	$ 8,340
2013	4,865
Total	$ 13,205

Rent expense associated with both leases for the year ended September 30, 2011 was $69,286.

9. CONCENTRATIONS AND RISKS

The Company maintains all of its cash in major commercial banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivables from the clearing broker are pursuant to the clearance agreement. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer and firm securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. CONTINGENCIES

The Company is currently not the subject of any inquiries whose disposition, in the opinion of management would have a material adverse effect on its financial condition.

11. SUBSEQUENT EVENTS

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through November 28, 2011.

SEARLE & CO.
SUPPLEMENTARY SCHEDULE
SEPTEMBER 30, 2011

STOCKHOLDER'S EQUITY, PER STATEMENT OF FINANCIAL	$ 1,024,415
Less: Non-allowable assets	
Property and equipment (net)	16,152
Accounts receivable	20,244
Other assets	695
NET CAPITAL BEFORE HAIRCUTS	987,324
Haircuts and undue concentration	61,089
NET CAPITAL	926,235
AGGREGATE INDEBTEDNESS	124,768
Computed minimum net capital required (one-fifteenth of aggregate indebtedness)	8,318
Minimum net capital required (under SEC rule 15c3-1)	100,000
Excess net capital ($926,235 - 100,000)	826,235
Percentage of aggregate indebtedness to net capital	13%

RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5 (d)(4)

	Stockholder's Equity	Net Capital
Pper Form X-17a-5 as of September 30, 2011, unaudited	$ 1,026,262	$ 926,235
Depreciation expense and reclassification of expenses	(1,847)	-
Total adjustments to net capital	(1,847)	-
Net Capital per Accompanying Computations of Net Capital Under SEC Rule 15c3-1	1,024,415	926,235

EXEMPTION PROVISION UNDER RULE 15c3-3

The Partnership is exempt from the provisions of Rule 15c3-3 of the SEC as all of the Company's customer transactions are cleared through another broker dealer on a fully disclosed basis pursuant to subsection k(2)(ii) of the Rule.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Searle & Co.
Greenwich, CT

In planning and performing our audit of the financial statements and supplementary schedules of Searle & Co. (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 28, 2011

Pustorino,Puglisi & Co., LLP
488 Madison Avenue
New York, NY 10022

To The Board of Directors of
Searle & Co., Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which procedures were agreed to by Searle & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Searle & Co., Inc's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Searle & Co., Inc's management is responsible for the Searle & Co., Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended September 30, 2011 and revenues reported on FOCUS reports from October 01, 2010 to September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as follows:

    a. Compared the deduction on line 6, commissions and markups from certificates of deposits incurred in connection with other revenue, to Company's books and records for the period October 01, 2010 to September 30, 2011, noting no differences;

    b. Compared deductions on line 9, margin interest earned on customers securities accounts recorded in the Company's books and records for the period October 01, 2010 to September 30, 2011 as well as totals from the appropriate FOCUS reports, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 28, 2011

Paid Sept 11/18/11

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Sep 30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028800 FINRA SEP
SEARLE & CO
333 GREENWICH AVE
GREENWICH CT 06830-6505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 10,167.56

B. Less payment made with SIPC-6 filed (exclude interest) (5919.73)

6-13-11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 4247.83

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4247.83

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEARLE + CO
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Pres.
(Title)

Dated the 7 day of NOV, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10-1, 2010 and ending 9-30, 2011

Eliminate cents

7

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,196,287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	43,324
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 85,940	
Enter the greater of line (i) or (ii)	85,940
Total deductions	129,264
2d. SIPC Net Operating Revenues	$ 4067023
2e. General Assessment @ .0025	$ 10,167.56
	(to page 1, line 2.A.)

Pustorino,Puglisi & Co., LLP
488 Madison Avenue
New York, NY 10022

To The Board of Directors of
Searle & Co., Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which procedures were agreed to by Searle & Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Searle & Co., Inc's (the "Company") compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Searle & Co., Inc's management is responsible for the Searle & Co., Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the Company's general ledger and underlying bank statements, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended September 30, 2011 and revenues reported on FOCUS reports from October 01, 2010 to September 30, 2011 with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as follows:

    a. Compared the deduction on line 6, commissions and markups from certificates of deposits incurred in connection with other revenue, to Company's books and records for the period October 01, 2010 to September 30, 2011, noting no differences;

    b. Compared deductions on line 9, margin interest earned on customers securities accounts recorded in the Company's books and records for the period October 01, 2010 to September 30, 2011 as well as totals from the appropriate FOCUS reports, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
November 28, 2011

Received 11-18-11

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended SEP 30, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028800 FINRA SEP
SEARLE & CO
333 GREENWICH AVE
GREENWICH CT 06830-6505

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 10,167.56

B. Less payment made with SIPC-6 filed (exclude interest) — (5919.73)

6-13-11
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 4247.83

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) — $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 4247.83

H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEARLE + CO
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of NOV, 2011.

Pres.
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10-1, 2010 and ending 9-30, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,196,287
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	43,324
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 85,940	
Enter the greater of line (i) or (ii)	85,940
Total deductions	129,264
2d. SIPC Net Operating Revenues	$ 4067023
2e. General Assessment @ .0025	$ 10,167.56
	(to page 1, line 2.A.)